Exhibit 99.1

FCA Announces New Key Appointments

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) announced today the following changes in the composition of and assignment of responsibilities within its Group Executive Council, designed to ensure proper representation of all of the Group’s major brands.

Effective immediately:

•	Mike Manley is appointed Head of RAM Brand. Mr. Manley also will retain his current responsibilities as APAC Chief Operating Officer and Head of Jeep Brand;

•	Reid Bigland is appointed Head of NAFTA Fleet. Mr. Bigland also will continue his current responsibility for NAFTA Sales & Alfa Romeo;

•	Timothy Kuniskis becomes a member of the Group Executive Council and assumes responsibility for NAFTA Passenger Car Brands, consisting of Dodge, Chrysler and FIAT.

Mr. Kuniskis joined the Group in 1992 and since then has held a series of positions of increasing responsibility up to his most recent role as President and CEO Dodge Brand and SRT Brand, FCA North America. Kuniskis is a graduate of State University of New York.

London, 5 October 2015

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